SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒

Announcement of LM Ericsson Telephone company, dated April 21, 2006 regarding Ericsson Q1 Report 2006

First quarter report 2006
April 21, 2006

Ericsson reports continued solid performance

•	Net sales SEK 39.2 (31.5) b. in the quarter

•	Operating income SEK 7.0 (6.6) b., excl. amortization of Marconi intangible assets of SEK 0.4 b.

•	Net income SEK 4.6 (4.6) b. in the quarter 1)

•	Earnings per share SEK 0.29 (0.29) in the quarter 1)

CEO COMMENTS

“The evolution to mobile broadband is accelerating. This new powerful HSPA technology dramatically improves the consumer experience of new multimedia services such as mobile office, music and mobile TV,” says Carl-Henric Svanberg, President and CEO of Ericsson. “We have a clear lead and are rolling out HSPA networks in four continents. We have also established a leadership position in fixed and mobile softswitch. This new software-based switching technology offers considerably lower upfront operator investments and an evolution path toward converged networks.

Our good organic sales growth continues, in this quarter primarily driven by services. Through our early lead in services we have gained a strong position with an exciting growth potential. All areas within services are growing, especially managed services and hosting, as a consequence of operators’ need for focus on business development and total cost of ownership.

The strategic move to acquire Marconi has been well received by our customers as they plan for convergence and development toward next-generation IP networks. Our position in the growing broadband and transmission segments has also been significantly strengthened. The integration process is well underway and business development has been better than expected. We have postponed the timings of certain actions to safeguard the increased orders and delivery commitments. As a consequence, the targeted cost savings will be realized slightly later than originally planned.

Our strong market position and technology leadership provide us with opportunities to organically grow our business further. Such opportunities often include certain start up costs and may therefore be less profitable short-term but are of obvious long-term value,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	First quarter			Fourth quarter
SEK b.	2006	2005	Change	2005	Change
Net sales	39.2	31.5	24%	45.7	-14%
Gross margin	43.3%	48.5%		44.2%
Operating income	6.6	6.6	—	10.4	-36%
Operating margin	16.9%	21.0%		22.7%
Income after financial items	6.7	6.7	—	10.1	-34%
Net income 1)	4.6	4.6	—	8.5	-46%
Cash flow before financial investing activities	-16.1	-6.5	—	13.5	—
Earnings per share, SEK 1)	0.29	0.29	—	0.54	—

Earnings per share, SEK, excl. amortization of Marconi intangibles	0.31	0.29	6%	0.54	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales in the quarter were up 24% year-over-year due to growth in basically all areas and with services being especially strong. Excluding sales in the former Marconi operations of SEK 2.9 b., sales were up 15% year-over-year.

Gross margin was 43.3% during the quarter, reflecting the increased proportion of services sales and the integration of former Marconi operations. Excluding former Marconi operations, gross margin was in line with the previous quarter.

The operating margin decreased year-over-year from 21.0% to 16.9%, primarily due to effects from new contracts with an increased proportion of network rollouts and initial phases of large-scale services contracts as well as the integration of Marconi. Operating income remained unchanged at SEK 6.6 b. The former Marconi operations generated an operating loss of approximately SEK 0.6 b. including amortization of intangible asset of SEK 0.4 b.

The financial net was 0.1 b. in the quarter.

Net income and earnings per share were flat compared to same quarter last year.

Cash flow before financial investing activities was SEK -16.1 b. in the first quarter. Excluding the acquisition of Marconi of SEK 17.6 b., the cash flow was SEK 1.5 b., including the dividend from Sony Ericsson Mobile Communications of SEK 1.2 b.

Balance sheet and other performance indicators

	Three months		Full year
SEK b.	2006	2005	2005
Net cash	33.7	41.4	50.6
Interest-bearing provisions and liabilities	32.7	30.1	30.9
Days sales outstanding	101	97	81
Inventory turnover	4.2	4.0	5.0
Net customer financing	3.2	4.2	4.9
Equity ratio	50.2%	45.6%	49.0%

Net cash decreased by SEK 16.9 b. to SEK 33.7 (41.4) b. during the quarter, and the equity ratio was 50.2% (45.6%).

Days sales outstanding were 101 days, an increase of four days compared to the same period last year. Inventories, including work in progress, were up in the quarter by SEK 4.3 b. to SEK 23.5 (19.2) b.

Deferred tax assets were reduced by SEK 1.8 b. in the quarter, from SEK 18.5 b. at year-end to SEK 16.8 b.

MARKET AND BUSINESS HIGHLIGHTS

Long-term industry growth drivers remain solid. Subscriber growth continues, primarily driven by emerging markets. Voice and data traffic is increasing steadily as a result of new subscribers, new and improved services and lower tariffs. In emerging markets, the anticipated subscriber increase puts focus on cost efficient infrastructure, handsets and local operations. The mobile phone is often the only means to communicate in emerging markets, and demand is therefore high also for advanced data services.

WCDMA/HSPA continues to gain traction with rollouts and launches in many countries. Currently we have 30 HSPA networks under deployment around the world, of which seven have been commercially launched. At the same time, the success of GSM continues. With rollouts continuing towards three billion mobile subscribers, GSM will continue to be a cornerstone of enabling communication across the world.

The strong growth in services continues as operators seek lower operating costs. As a consequence, we see a growing interest for Ericsson’s managed services portfolio. Having gained volumes and momentum, we can leverage our strong position in services to offer cost savings to operators.

Regional overview

Western Europe sales were up by 13% compared to the same quarter last year mainly due to increased services sales and added Marconi sales. Germany, Italy, Spain and United Kingdom contributed significantly to the sales increase. Operator consolidation continues and accelerates focus on operators’ total cost of ownership.

Central and Eastern Europe, Middle East and Africa sales grew by 21% compared to the same quarter last year. The activity level was high in Egypt, Pakistan, Saudi Arabia and South Africa with new and extension contracts for GSM and WCDMA. Consolidation among operators accelerates.

Asia Pacific sales grew by 44% compared to the same quarter last year, primarily driven by strong growth in Australia, India, Indonesia and Japan. China is still in a waiting mode for the pending 3G- license decision.

North America sales grew by 58% compared to the same quarter last year. The sales growth is primarily driven by continued successful WCDMA/HSPA launches in the US.

Latin America sales grew by 3% compared to the same quarter last year. The market is now slower after two exceptionally strong rollout years. The planning has started for WCDMA and the first decisions are expected later this year.

Subscriber growth

During the quarter, two new WCDMA networks were commercially launched, bringing the total to 93. Ericsson is a supplier to 50 of these networks. The number of WCDMA subscriptions grew by approximately 8 million to more than 55 million during the quarter.

Net mobile subscription additions were some 100 million in the quarter. At the end of the quarter, worldwide subscription penetration reached 36% with close to 2.3 billion subscriptions in total, of which more than 1.8 billion are GSM. The strong subscriber additions continue, and the global number of subscriptions is expected to pass three billion during 2007.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers. For 2006 we continue to believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2005.

We also continue to believe that the addressable market for professional services will continue to show good growth in 2006.

With our technology leadership and global presence we are well positioned to take advantage of the market opportunities.

SEGMENT RESULTS

Systems

	First quarter			Fourth quarter
SEK b.	2006	2005	Change	2005	Change
Net sales	36.8	29.0	27%	43.0	-14%
Mobile networks	26.7	23.5	14%	33.6	-20%
Fixed networks	2.9	1.0	174%	1.3	126%
Professional services	7.2	4.5	60%	8.1	-11%
Operating income	6.0	6.2	—	9.4	—
Operating margin	16%	21%		22%

Sales of mobile networks were up by 14% compared to the same quarter last year. A significantly larger proportion of initial network build outs reflects our strong position in the marketplace. Of radio access sales, 52% was WCDMA/EDGE related in the quarter.

The strong sales growth of fixed networks was due to the added Marconi sales. Of the SEK 2.9 b. of added Marconi sales SEK 0.5 b. of are recorded as part of professional services.

Sales of network rollout and professional services increased 58%, excluding Marconi, compared to the same quarter last year. During the quarter, growth in network rollout was particularly high due to a high proportion of new networks being built. Sales of professional services, excluding Marconi, developed strongly during the quarter and grew 48% compared to the same quarter last year.

Other Operations

	First quarter			Fourth quarter
SEK b.	2006	2005	Change	2005	Change
Net sales	2.7	2.7	—	3.0	-11%
Operating income	0.1	0.0	—	0.2	-75%
Operating margin	2%	2%		7%

Cables and Ericsson Mobile Platforms continued to show strong performance. The restructuring of Power Modules is drawing to a close.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) reported strong performance. Units shipped in the quarter reached 13.3 million, a 41% increase compared to the same period last year, higher than general market growth. Sales for the quarter were EUR 1,992 m., a year-on-year increase of 55%, reflecting increased average sales price. Income before taxes was EUR 151 m., a year-on-year increase of 115%. Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.7 (0.3) b.

A dividend of EUR 123 m. for 2005 was paid to each parent company on March 30, 2006.

PARENT COMPANY INFORMATION

Net sales for the quarter amounted to SEK 0.2 (0.4) b. and income after financial items was SEK 2.6 (0.5) b.

From January 1, 2006, the Parent Company has adopted IAS 39. The impact on equity and balance sheet, mainly related to derivatives and external borrowings, was not significant. Major changes in the Parent Company’s financial position for the first quarter include decreased current and non-current liabilities to subsidiaries of SEK 16.5 b. and decreased cash and short-term cash investments of SEK 15.6 b. These changes are partly attributable to the Marconi acquisition. At the end of the quarter, cash and short-term cash investments amounted to SEK 59.4 (75.0) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 3,981,580 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2006, was 264,083,661 Class B shares.

ANNUAL GENERAL MEETING

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors, on a dividend payment of SEK 0.45 per share for 2005 and with April 13, 2006, as the date of record for dividend. The total dividend payment amounts to SEK 7.3 b.

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors, to implement a Long Term Incentive Plan 2006 (LTI 2006). The LTI 2006 is based upon the same principles as the LTI 2005, which covers all employees, key contributors and senior management. The Annual General Meeting resolved to transfer own shares in relation to the LTI 2006.

The Annual General Meeting also resolved to transfer own shares in relation to the company’s Global Stock Incentive Plan program 2001, the Stock Purchase Plan 2003, the LTI 2004 and the LTI 2005.

Stockholm, April 21, 2006

Carl-Henric Svanberg

President and CEO

Date for next report: July 21, 2006

REVIEW REPORT

We have reviewed the interim report for the period January 1 to March 31, 2006, for Telefonaktiebolaget LM Ericsson (publ). Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at March 31, 2006, and of its financial performance and its cash flows for the three-month period then ended in accordance with IAS 34.

Stockholm, April 21, 2006

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to:

http://www.ericsson.com/investors/financial_reports/2006/3month06-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 21.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations@ericsson.com

Glenn Sapadin,

Investor Relations,

North America

Phone: +1 212 843 8435;

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Director,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872;

E-mail: press.relations@ericsson.com

Ola Rembe, Director,

Media Relations

Phone: +46 8 719 9727, +46 730 244 873;

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan - Dec
SEK million	2006	2005	Change	2005
Net sales	39,176	31,467	24%	151,821
Cost of sales	-22,219	-16,213		-82,369

Gross margin	16,957	15,254	11%	69,452
Gross margin %	43.3%	48.5%		45.7%

Research and development and other technical expenses	-6,748	-5,674		-24,454
Selling and administrative expenses	-4,792	-3,641		-16,800

Operating expenses	-11,540	-9,315		-41,254

Other operating income	510	347		2,491
Share in earnings of JV and associated companies	697	316		2,395

Operating income	6,624	6,602	0%	33,084
Operating margin %	16.9%	21.0%		21.8%

Financial income	522	713		2,653
Financial expenses	-467	-573		-2,402

Income after financial items	6,679	6,742		33,335

Taxes	-2,074	-2,098		-8,875

Net income	4,605	4,644	-1%	24,460

of which
Net income attributable to stockholders of the parent company	4,575	4,617		24,315
Net income attributable to minority interest	30	27		145

Other information
Average number of shares, basic (million)	15,866	15,756		15,843
Earnings per share, basic (SEK) 1)	0.29	0.29		1.53
Earnings per share, diluted (SEK) 1)	0.29	0.29		1.53

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2006	Dec 31 1) 2005
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	5,842	6,161
Goodwill	7,334	7,362
Other	15,796	939

Property, plant and equipment	8,069	6,966

Financial assets
Equity in JV and associated companies	5,671	6,313
Other investments in shares and participations	701	805
Customer financing, non-current	467	1,322
Other financial assets, non-current	2,404	2,796
Deferred tax assets	16,758	18,519

	63,042	51,183

Current assets
Inventories	23,503	19,208

Financial assets
Accounts receivable - trade	44,790	41,242
Customer financing, current	2,687	3,624
Other current receivables	14,817	12,574

Short-term investments	42,605	39,767
Cash and cash equivalents	23,749	41,738

	152,151	158,153

Total assets	215,193	209,336

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	107,064	101,622
Minority interest in equity of consolidated subsidiaries	943	850

	108,007	102,472

Non-current liabilities
Post-employment benefits	6,683	5,891
Other provisions, non-current	776	904
Deferred tax liabilities	101	391
Borrowings, non-current	14,131	14,185
Other non-current liabilities	2,882	2,740

	24,573	24,111

Current liabilities
Other provisions, current	16,063	17,764
Borrowings, current	11,842	10,784
Accounts payable	14,438	12,584
Other current liabilities	40,270	41,621

	82,613	82,753

Total Equity and liabilities	215,193	209,336

Of which interest-bearing provisions and liabilities	32,656	30,860

Net cash	33,698	50,645

Assets pledged as collateral	546	549
Contingent liabilities	1,532	1,708

1)	Ericsson has adopted the new option in IAS 19 as from January 1, 2006. Earlier periods have been restated accordingly.
The net effect on equity per December 31, 2005 was -3,055 MSEK

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar		Jan - Dec
SEK million	2006	2005	2005
Net income attributable to stockholders of the parent company	4,575	4,617	24,315
Adjustments to reconcile net income to cash	3,250	2,189	10,845

	7,825	6,806	35,160

Operating net assets
Inventories	-2,470	-3,499	-3,668
Customer financing, current and non-current	1,832	-446	-641
Accounts receivable	-1,236	-1,742	-5,874
Other	-3,546	-6,889	-8,308

Cash flow from operating activities	2,406	-5,770	16,669

Investing activities
Product development	-358	-303	-1,174
Other investing activities	-18,106	-460	-4,170

Cash flow from investing activities	-18,464	-763	-5,344

Cash flow before financial investing activities	-16,058	-6,533	11,325

Short-term investments	-2,838	-2,844	6,375

Cash flow from investing activities	-21,302	-3,607	1,031

Cash flow before financing activities	-18,896	-9,377	17,700

Dividends paid	-6	0	-4,133
Sale/repurchase of own stock	7	4	117
Other financing activities	891	1,588	-2,070

Cash flow from financing activities	892	1,592	-6,086

Effect of exchange rate changes on cash	15	-79	-288

Net change in cash	-17,989	-7,864	11,326

Cash and cash equivalents, beginning of period	41,738	30,412	30,412

Cash and cash equivalents, end of period	23,749	22,548	41,738

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan-Mar 2006			Jan-Dec 2005			Jan-Mar 2005
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to post-employment benefits including payroll tax	157	—	157	-3,221	—	-3,221	-987	—	-987

Revaluation of other investments in shares and participations
Fair value remeasurement taken to equity	1	—	1	-3	—	-3	1	—	1
Transferred to income statement at sale	—	—	—	-147	—	-147	—	—	—

Cash flow hedges:
Fair value remeasurement of derivatives taken to equity	556	—	556	-3,961	—	-3,961	-1,117	—	-1,117
Transferred to income statement for the period	193	—	193	1,404	—	1,404	-224	—	-224
Transferred to balance sheet for the period	99	—	99	—	—	—	—	—	—

Changes in cumulative translation effects due to changes in foreign currency exchange rates	-14	-5	-19	4,118	147	4,265	1,163	52	1,215

Tax on items taken directly to or transferred from equity	-252	—	-252	1,523	—	1,523	627	—	627

Total transactions taken to equity	740	-5	735	-287	147	-140	-537	52	-485

Net income	4,575	30	4,605	24,315	145	24,460	4,617	27	4,644

Total income and expenses recognized for the period	5,315	25	5,340	24,028	292	24,320	4,080	79	4,159

Other changes in equity:

Sale of own shares	7	—	7	117	—	117	3	—	3
Stock Purchase and Stock Option Plans	120	—	120	242	—	242	55	—	55
Dividends paid	—	-6	-6	-3,959	-174	-4,133	—	—	—
Stock issue, net	—	15	15	—	17	17	—	7	7
Business combinations	—	59	59	—	-342	-342	—	-75	-75

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2006	2005
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	39,176	45,665	36,245	38,444	31,467
Cost of sales	-22,219	-25,497	-19,862	-20,797	-16,213

Gross margin	16,957	20,168	16,383	17,647	15,254
Gross margin %	43.3%	44.2%	45.2%	45.9%	48.5%

Research and development and other technical expenses	-6,748	-6,378	-6,135	-6,267	-5,674
Selling and administrative expenses	-4,792	-5,332	-3,932	-3,895	-3,641

Operating expenses	-11,540	-11,710	-10,067	-10,162	-9,315

Other operating income	510	883	836	425	347
Share in earnings of JV and assoc. companies	697	1,013	673	393	316

Operating income	6,624	10,354	7,825	8,303	6,602
Operating margin %	16.9%	22.7%	21.6%	21.6%	21.0%

Financial income	522	362	697	881	713
Financial expenses	-467	-643	-490	-696	-573

Income after financial items	6,679	10,073	8,032	8,488	6,742

Taxes	-2,074	-1,435	-2,649	-2,693	-2,098

Net income	4,605	8,638	5,383	5,795	4,644

of which
Net income attributable to stockholders of the parent company	4,575	8,541	5,314	5,843	4,617
Net income attributable to minority interest	30	97	69	-48	27

Other information

Average number of shares, basic (million)	15,866	15,859	15,845	15,835	15,756
Earnings per share, basic (SEK) 1)	0.29	0.54	0.34	0.37	0.29
Earnings per share, diluted (SEK) 1)	0.29	0.54	0.33	0.37	0.29

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC). In this interim report we have adopted the following amendments and interpretations effective as from January 1, 2006. These amendments and interpretations have been endorsed by the EU, except for one amendment to IAS21. That amendment is commented below under IAS21.

IAS 19 Employee Benefits

As from January 1, 2006, Ericsson has adopted the new allowed alternative in IAS 19, Employee Benefits, on how to recognize actuarial gains and losses. The previous method to recognize actuarial gains and losses – to the extent that they fell outside the 10 percent corridor – was that they were amortized over the average remaining service time of plan participants. Instead, as from January 1, 2006, all actuarial gains and losses are recognized directly in equity, net of deferred tax, in the period they occur. Earlier reporting periods have been restated accordingly. The adoption of this new alternative has increased the provision for post-employment benefits with SEK 3.5 billion, accruals for social security with SEK 0.8 billion and has affected equity by SEK 3.1 billion net of tax as per January 1, 2006. The impact on reported equity as per January 1, 2005, is SEK 0,7 billion.

IAS 39 Financial instruments: Recognition and Measurement

Three amendments have been issued by the IASB, effective as from January 1, 2006, with earlier application encouraged.

The amendments relate to:

•	Cash Flow Hedges of Forecast Intra group Transactions that permits the foreign currency risk of a highly probable intra group forecast transaction to qualify as the hedged item in a cash flow hedge. Ericsson adopted his amendment 2005.

•	Fair Value Option that restricts the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss. The company carries loans and receivables, deposits and borrowing at amortized cost, except for specific issued bonds where the carrying value is adjusted as a result of the application of fair value hedge accounting. This amendment has therefore not had a any impact on the financial position or result for 2005 and is not expected to have any impact for 2006.

•	Financial guarantee contracts that requires financial guarantee contracts to be recognized, initially at fair value and subsequently at the higher of (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less any cumulative amortization. This amendment has not had a significant impact on the financial position or result.

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 21 has been amended in relation to the accounting treatment of Net Investments in a Foreign Operation. A monetary item that forms part of a company investment in a foreign operation should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group that conducts a transaction with the foreign operation. It is only the second amendment that is endorsed by the EU as of March 31, 2006. These amendments have not had a significant impact on the financial position or result.

IFRIC 4 Determining whether an Arrangement contains a Lease

This interpretation has not had a significant impact on the financial position and result.

IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste of Electric and Electronic Equipment

This amendment has not had a significant impact on the financial position or result.

Parent Company information

The Parent Company reports according to RR 32 “Reporting in separate financial statements”. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2006	2005
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Systems	36,821	43,020	33,939	36,138	29,002
- Mobile networks	26,763	33,664	26,763	28,770	23,450
- Fixed networks	2,868	1,270	1,137	1,130	1,048
Total Network equipment	29,631	34,934	27,900	29,900	24,498
- Of which network rollout	5,119	5,451	3,579	3,595	2,748
Professional Services	7,190	8,086	6,039	6,238	4,504
Other Operations	2,694	3,012	2,502	2,670	2,712
Less: Intersegment sales	-339	-367	-196	-364	-247

Total	39,176	45,665	36,245	38,444	31,467

	2006	2005
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Systems	-14%	27%	-6%	25%	-21%
- Mobile networks	-20%	26%	-7%	23%	-19%
- Fixed networks	126%	12%	1%	8%	-31%
Total Network equipment	-15%	25%	-7%	22%	-20%
- Of which network rollout	-6%	52%	0%	31%	-24%
Professional Services	-11%	34%	-3%	38%	-27%
Other Operations	-11%	20%	-6%	-2%	-18%
Less: Intersegment sales	-8%	87%	-46%	47%	-63%

Total	-14%	26%	-6%	22%	-20%

	2006	2005
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Systems	27%	17%	15%	19%	11%
- Mobile networks	14%	16%	13%	19%	11%
- Fixed networks	174%	-16%	11%	0%	17%
Total Network equipment	21%	14%	13%	18%	11%
- Of which network rollout	86%	51%	35%	44%	25%
Professional Services	60%	31%	25%	25%	9%
Other Operations	-1%	-9%	-12%	-5%	11%
Less: Intersegment sales	37%	-46%	-68%	-38%	-43%

Total	24%	16%	14%	18%	12%

	2006	2005
Year to Date	0603	0512	0509	0506	0503
Systems	36,821	142,099	99,079	65,140	29,002
- Mobile networks	26,763	112,647	78,983	52,220	23,450
- Fixed networks	2,868	4,585	3,315	2,178	1,048
Total Network equipment	29,631	117,232	82,298	54,398	24,498
- Of which network rollout	5,119	15,373	9,922	6,343	2,748
Professional Services	7,190	24,867	16,781	10,742	4,504
Other Operations	2,694	10,896	7,884	5,382	2,712
Less: Intersegment sales	-339	-1,174	-807	-611	-247

Total	39,176	151,821	106,156	69,911	31,467

	2006	2005
YTD year over year change (%)	0603	0512	0509	0506	0503
Systems	27%	16%	15%	15%	11%
- Mobile networks	14%	15%	14%	15%	11%
- Fixed networks	174%	0%	9%	8%	17%
Total Network equipment	21%	14%	14%	15%	11%
- Of which network rollout	86%	40%	35%	35%	25%
Professional Services	60%	24%	20%	18%	9%
Other Operations	-1%	-4%	-2%	2%	11%
Less: Intersegment sales	37%	-49%	-51%	-40%	-43%

Total	24%	15%	15%	15%	12%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2006	2005
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Systems	6,033	9,391	7,122	8,155	6,217
Phones	665	933	653	371	300
Other Operations	54	212	119	-94	46
Unallocated 1)	-128	-182	-69	-129	39

Total	6,624	10,354	7,825	8,303	6,602

	2006	2005
As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Systems	16%	22%	21%	23%	21%
Phones 2)	—	—	—	—	—
Other Operations	2%	7%	5%	-4%	2%

Total	17%	23%	22%	22%	21%

	2006	2005
Year to date	0603	0512	0509	0506	0503
Systems	6,033	30,885	21,494	14,372	6,217
Phones	665	2,257	1,324	671	300
Other Operations	54	283	71	-48	46
Unallocated 1)	-128	-341	-159	-90	39

Total	6,624	33,084	22,730	14,905	6,602

	2006	2005
As percentage of net sales	0603	0512	0509	0506	0503
Systems	16%	22%	22%	22%	21%
Phones 2)	—	—	—	—	—
Other Operations	2%	3%	1%	-1%	2%

Total	17%	22%	21%	21%	21%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational capital gains and losses
2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2006	2005
Year to date	0603	0512	0509	0506	0503
Systems	57,554	50,107	48,839	47,955	46,338
Other Operations	5,699	5,948	5,748	5,683	5,587

Total	63,253	56,055	54,587	53,638	51,925

Of which Sweden	21 108	21 178	21 238	21 358	21 175

	2006	2005
Change in percent	0603	0512	0509	0506	0503
Systems	24%	10%	9%	6%	2%
Other Operations	2%	18%	9%	2%	3%

Total	22%	11%	9%	6%	3%

Of which Sweden	0%	-1%	-3%	-5%	-7%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2006	2005
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Western Europe	11,247	12,522	9,555	9,902	9,961
Central and Eastern Europe, Middle East & Africa	10,466	12,458	9,404	10,376	8,672
North America	5,281	5,109	4,500	6,475	3,348
Latin America	3,652	5,980	5,115	4,429	3,551
Asia Pacific	8,530	9,595	7,671	7,262	5,935

Total	39,176	45,664	36,245	38,444	31,467

Of which Sweden	1,391	1,741	1,304	1,571	1,494
Of which EU	11,901	13,744	10,409	10,528	10,607

	2006	2005
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Western Europe	-10%	31%	-4%	-1%	-24%
Central and Eastern Europe, Middle East & Africa	-16%	32%	-9%	20%	-14%
North America	3%	14%	-31%	93%	20%
Latin America	-39%	17%	15%	25%	-21%
Asia Pacific	-11%	25%	6%	22%	-34%

Total	-14%	26%	-6%	22%	-20%

Of which Sweden	-20%	34%	-17%	5%	-19%
Of which EU	-13%	32%	-1%	-1%	-24%

	2006	2005
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Western Europe	13%	-4%	-2%	7%	26%
Central and Eastern Europe, Middle East & Africa	21%	24%	11%	31%	21%
North America	58%	82%	35%	31%	-24%
Latin America	3%	33%	40%	28%	24%
Asia Pacific	44%	7%	16%	3%	2%

Total	24%	16%	14%	18%	12%

Of which Sweden	-7%	-5%	-11%	2%	11%
Of which EU	12%	-2%	4%	4%	30%

	2006	2005
Year to date	0603A	0512	0509	0506	0503
Western Europe	11,247	41,940	29,418	19,863	9,961
Central and Eastern Europe, Middle East & Africa	10,466	40,911	28,452	19,048	8,672
North America	5,281	19,432	14,323	9,823	3,348
Latin America	3,652	19,075	13,095	7,980	3,551
Asia Pacific	8,530	30,463	20,868	13,197	5,935

Total	39,176	151,821	106,156	69,911	31,467

Of which Sweden	1,391	6,110	4,369	3,065	1,494
Of which EU	11,901	45,288	31,544	21,135	10,607

	2006	2005
YTD year over year change (%)	0603A	0512	0509	0506	0503
Western Europe	13%	5%	9%	16%	26%
Central and Eastern Europe, Middle East & Africa	21%	22%	21%	27%	22%
North America	58%	26%	13%	5%	-24%
Latin America	3%	32%	31%	26%	24%
Asia Pacific	44%	7%	7%	2%	1%

Total	24%	15%	15%	15%	12%

Of which Sweden	-7%	-1%	1%	6%	11%
Of which EU	12%	7%	11%	15%	30%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Mar 2006	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	9 692	26%	1 555	65%	11 247	29%
Central and Eastern Europe, Middle East & Africa	10 121	28%	345	14%	10 466	27%
North America	5 092	14%	189	8%	5 281	13%
Latin America	3 593	10%	59	2%	3 652	9%
Asia Pacific	8 267	22%	263	11%	8 530	22%

Total	36 765	100%	2 411	100%	39 176	100%

Share of Total	94%		6%		100%

Jan - Mar 2005	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	8 482	29%	1 479	60%	9 961	32%
Central and Eastern Europe, Middle East & Africa	8 295	29%	377	15%	8 672	27%
North America	3 225	11%	123	5%	3 348	11%
Latin America	3 503	12%	48	2%	3 551	11%
Asia Pacific	5 488	19%	447	18%	5 935	19%

Total	28 993	100%	2 474	100%	31 467	100%

Share of Total	92%	8%	100%

Change	Systems		Other		Total
Western Europe	14%		5%		13%
Central and Eastern Europe, Middle East & Africa	22%		-8%		21%
North America	58%		54%		58%
Latin America	3%		23%		3%
Asia Pacific	51%		-41%		44%

Total	27%		-3%		24%

TOP 10 MARKETS IN SALES

Jan-Mar 2006

Sales	YTD Share of total sales
UNITED STATES	12%
ITALY	7%
UNITED KINGDOM	6%
AUSTRALIA	6%
SPAIN	5%
BRAZIL	4%
CHINA	4%
INDIA	4%
SWEDEN	4%
NIGERIA	3%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005
On-balance sheet credits	4.6	7	6.5	6.5	6.9
Off-balance sheet credits	0.1	0.1	0.1	0.1	0.1

Total credits	4.7	7.1	6.6	6.6	7.0
Accrued interest	0.1	0.1	0.1	0.1	0.1
Less third-party risk coverage	-0.2	-0.2	-0.5	-0.1	-0.3

Ericsson’s risk exposure	4.6	7.0	6.2	6.6	6.8

On-balance sheet credits, net book value	3.2	4.9	4.5	4.4	4.2

Credit commitments for customer financing	5.5	3.6	2.6	2.8	2.3

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Jan - March		Jan – Dec
SEK million	2006	2005	2005
Sales to Sony Ericsson	38	389	1,742
Royalty from Sony Ericsson	922	100	654
Purchases from Sony Ericsson	63	284	827
Receivables from Sony Ericsson	38	140	197
Liabilities to Sony Ericsson	27	192	33
Dividends	1,158	—	—

ERICSSON

OTHER INFORMATION

	Jan - Mar	Jan - Mar	Jan - Dec
SEK million	2006	2005	2005
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132
Number of treasury shares, end of period (million)	264	298	268
Number of shares outstanding, basic, end of period (million)	15,868	15,834	15,864
Numbers of shares outstanding, diluted, end of period (million)	15,935	15,906	15,927
Average number of treasury shares (million)	267	299	289
Average number of shares outstanding, basic (million)	15,866	15,756	15,843
Average number of shares outstanding, diluted (million) 1)	15,932	15,827	15,907
Earnings per share, basic (SEK)	0.29	0.29	1.53
Earnings per share, diluted (SEK)1)	0.29	0.29	1.53

Ratios 2)
Equity ratio, percent	50.2%	45.6%	49.0%
Capital turnover (times)	1.1	1.1	1.2
Accounts receivable turnover (times)	3.6	3.8	4.1
Inventory turnover (times)	4.2	4.0	5.0
Return on equity, percent	17.5%	22.2%	26.7%
Return on capital employed, percent	20.9%	25.2%	28.7%
Days Sales Outstanding	101	97	81
Payment readiness, end of period	62,299	75,011	78,647
Payment readiness, as percentage of sales	39.8%	59.6%	51.8%

Exchange rates used in the consolidation
SEK / EUR - average rate	9.38	9.07	9.28
- closing rate	9.42	9.15	9.42
SEK / USD - average rate	7.82	6.87	7.45
- closing rate	7.79	7.06	7.93

Other
Additions to property, plant and equipment	699	495	3,365
- Of which in Sweden	270	212	965

Additions to capitalized development expenses	358	303	1174
Capitalization of development expenses, net	-318	-534	-1,930

Amortization of development expenses	676	838	3,104
Depreciation of property, plant and equipment and amortization of other intangible assets	1321	653	2,598

Total depreciation and amortization	1,997	1,491	5,702

Export sales from Sweden	24,298	22,609	93,879

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Ratios restated in accordance with new option in IAS 19

Acquisition of assets from Marconi

As per January 1, 2006, Ericsson acquired assets of Marconi telecommunication operations. Closing took place on January 23, 2006, except for a few smaller parts of the operations. The main part of the acquisition from Marconi was assets, but Ericsson also acquired shares in some entities. The acquisition of subsidiaries has been accounted for using the purchase method of accounting, as defined in IFRS 3 Business Combinations. As prescribed under this method, Ericsson has allocated the total purchase price, both for acquired assets and companies, to assets acquired and liabilities assumed based on their fair values. The fair values have been determined by applying generally accepted principles and procedures. The planned amortization period for intangible assets is 10 years.

The operating income of operations acquired from Marconi, amounted to SEK -0.6 SEK billion for the first quarter of 2006, including SEK -0.4 b. for amortization of intangible assets. This has been included in the consolidated financial statements for the period January 1 - March 31, 2006.

Allocation of purchase consideration

	GBP m.	SEK b.
Intangible assets
Intellectual property rights	850	11.6
Brands	200	2.9
Customer relationships	50	0.7
Goodwill	0	0.0

Subtotal	1,100	15.2

Other assets and liabilities
Inventory	143	2.0
Property, plant and equipment	91	1.3
Pensions	-58	-0.8
Other	129	1.7

Subtotal	305	4.2

Total purchase consideration	1,405	19.4

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

Cash flow effects

Total cash purchase consideration	1,405	19.4
Less acquired cash and cash equivalents	-128	-1.8

Net cash outflow from the acquisition	1,277	17.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 21, 2006